06008429

ES
E COMMISSION
20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response . . . 12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48436

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
BlackRock Investments, Inc.
Formerly Provident Advisers, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 East 52nd Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg (212) 409-3578
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to BlackRock Investments, Inc. for the year ended December 31, 2005, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/27/06

Signature **Date**

Fin Oper & Director

Title

LISE LAURENT
Notary Public - State of New York
NO. 01LA6117869
Qualified In Queens County
My Commission Expires 11/1/08

Notary Public

This report contains (check all applicable boxes):**

(x)	Independent Auditors' Report
(x) (a)	Facing Page
(x) (b)	Statement of Financial Condition
(x) (c)	Statement of Income (Operations)
(x) (d)	Statement of Cash Flows
(x) (e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
(x) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)	Notes to Financial Statements
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( ) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
( ) (j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( ) (k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
(x) (l)	An Oath or Affirmation
( ) (m)	Copy of the SIPC Supplemental Report
( ) (n)	A Report Describing Any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
( ) (o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act
( ) (p)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act
( ) (q)	Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission.
(x) (r)	Supplemental Report of Independent Auditors on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKROCK INVESTMENTS, INC.
(S.E.C. I.D. No. 8-48436)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

BlackRock Investments, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2005

Contents

Deloitte.

Deloitte & Touche LLP

Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Report of Independent Auditors

The Board of Directors of
BlackRock Investments, Inc.

We have audited the following financial statements of BlackRock Investments, Inc. (the "Company") for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Investments, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of BlackRock Investments, Inc. as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2006

BlackRock Investments, Inc.

Statement of Financial Condition

December 31, 2005

(Dollar amounts in thousands)

Assets	
Cash and cash equivalents	$15,491
Investments (cost: $191)	943
Accounts receivable	388
Receivable from affiliate	1,087
Goodwill	500
Other assets	740
Total assets	$19,149
Liabilities	
Accrued compensation payable	$3,772
Accounts payable and accrued liabilities	727
Payable to affiliates	1,381
Other liabilities	153
Total liabilities	6,033
Stockholder's equity	
Common stock, no par value - 1,000 shares authorized, issued, and outstanding	-
Additional paid-in capital	3,216
Retained earnings	9,900
Total stockholder's equity	13,116
Total liabilities and stockholder's equity	$19,149

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Income
Year ended December 31, 2005
(Dollar amounts in thousands)

Revenue	
Administrative fees from related parties	$11,365
Commission income	2,112
Total revenue	13,477
Expense	
Compensation and benefits	5,399
Commissions paid to other broker-dealers	1,588
Marketing and promotion	612
Occupancy and communications	114
Other	570
Total expense	8,283
Operating income	5,194
Non-operating income (expense)	
Interest income (expense)	276
Dividend income	26
Gain on investments	886
Total non-operating income	1,188
Income before income taxes	6,382
Income taxes	2,499
Net income	$3,883

See accompanying notes to financial statements.

BlackRock Investments, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

(Dollar amounts in thousands)

	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
December 31, 2004	$3,187	$6,017	$9,204
Net income	-	3,883	3,883
Stock-based compensation	29	-	29
December 31, 2005	$3,216	$9,900	$13,116

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Cash Flows
Year ended December 31, 2005
(Dollar amounts in thousands)

Cash flows from operating activities	
Net income	$3,883
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on investments	(886)
Deferred income taxes	150
Stock-based compensation	29
Changes in operating assets and liabilities:	
Increase in accounts receivable	(8)
Decrease in receivable from affiliates	357
Increase in other assets	(592)
Increase in accrued compensation payable	381
Increase in accounts payable and accrued liabilities	455
Increase in payable to affiliates	294
Increase in other liabilities	153
Cash provided by operating activities	4,216
Net increase in cash and cash equivalents	4,216
Cash and cash equivalents, beginning of year	11,275
Cash and cash equivalents, end of year	$15,491
Supplemental information	
Cash paid for income taxes	$1,871
Cash paid for interest	$1

See accompanying notes to financial statements.

(Dollar amounts in thousands, except per share data)

1. Organization and Basis of Presentation

BlackRock Investments, Inc. ("BII" or the "Company"), a Delaware company, is an indirect wholly-owned subsidiary of BlackRock, Inc. ("BRI"), which is an indirect majority-owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company engages in the marketing and sales of the *BlackRock Liquidity Funds* ("BLF") and the International Dollar Reserve Fund I, Ltd. (collectively, the "Funds") and provides related administration services to the Funds' shareholders. The contractual administrators to the Funds are PFPC, Inc., an indirect wholly-owned subsidiary of PNC, and BlackRock Institutional Management Corporation, an indirect wholly-owned subsidiary of BRI. The Company also employs a sales force that is engaged in the sale of BLF to an institutional client base. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation.

On February 15, 2006, BRI announced it has reached an agreement with Merrill Lynch to merge with Merrill Lynch's investment management business, Merrill Lynch Investment Managers. Merrill Lynch would own almost 50%% of the combined company and would have a 45% voting interest, PNC would retain approximately 34% ownership of the combined company and approximately 17% would be held by employees and public shareholders. The transaction, which has been approved by the boards of directors of both companies, is subject to various regulatory approvals, client consents, approval by BlackRock shareholders and customary conditions and is expected to close on or around September 30, 2006.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at a major financial institution and in a money market mutual fund, to which the Company is exposed to market and credit risk. Cash and cash equivalents are carried at cost, which approximates fair value.

Investments

Investments consist of warrants to purchase shares of common stock in The Nasdaq Stock Market, Inc. and are carried at fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133*, and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities*. Changes in the fair value of the warrants are recorded in the Statement of Income as gain on investments. The fair value of the warrants is determined using a Black-Scholes pricing model, which takes into account time value and volatility factors of the underlying common stock. The following assumptions were used for the year ended December 31, 2005: expected volatility of 44.2%, a 4.4% risk-free rate and an expected term of six months, which approximates the expiration date of the warrants.

Revenue Recognition

Administration fees are based on a percentage of assets under administration and are recognized in the period in which the services are performed. The Company receives commissions through PFPC, Inc., on the sales of mutual fund shares. Commission revenue is recognized when the sales are executed.

2. Significant Accounting Policies (continued)

Goodwill

Goodwill is subject to an annual impairment test in which the Company's management compares the fair value of the Company's stockholder's equity to its carrying value. If the carrying value of the stockholder's equity is in excess of its fair value, then the fair value and carrying value of the Company's goodwill are compared to determine the impairment charge. The fair value of the Company's stockholder's equity is estimated using the present value of expected future cash flows and other valuation measures. The Company recorded no impairments of goodwill during 2005.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by SFAS No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Stock-Based Compensation

Effective January 1, 2003, the Company prospectively adopted the fair value provisions of SFAS No. 123, *Accounting for Stock-based Compensation*, for all arrangements under which employees receive shares of stock or other equity instruments of BRI. Fair value disclosures are included in Note 4 to these Financial Statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), *Share-Based Payment*. This statement is a revision to SFAS No. 123 and supersedes Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service (usually the vesting period) in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Upon adoption, the Company has two application methods from which to choose: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method, the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied, as well as compensation cost for awards that were granted prior to, but not vested as of, the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123(R) is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. As amended by Rule 4-01(a) of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC"), this statement is effective as of the beginning of the first interim or annual reporting period of the Company's first fiscal year beginning on or after December 15, 2005. The Company will adopt SFAS No. 123(R), as amended, effective January 1, 2006 and will utilize the modified-prospective transition approach, which will reduce the Company's net income by the grant-date fair value of all unvested stock options in BRI stock in the year of adoption (approximately 22,000 shares at December 31, 2005). For the year ended December 31, 2006, the adoption of SFAS No. 123(R) is expected to reduce net income by approximately $50.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In June 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*. SFAS No. 154 replaces APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. SFAS No. 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS No. 154 also requires that a change in the method of depreciating or amortizing a long-lived non-financial asset be accounted for prospectively as a change in estimate and correction of errors in previously issued financial statements should be termed "restatements". SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS No. 154 is not expected to have a significant impact on the Company's financial statements.

3. Employee Benefit Plan

The Company's employees participate in PNC's Incentive Savings Plan ("ISP"), a defined contribution plan. Under the ISP, the Company matches employee contributions of up to 6% of eligible compensation, subject to Internal Revenue Service limitations. Contributions to the ISP are matched primarily by shares of BRI's common stock. ISP expense for the Company was $131 for the year ended December 31, 2005.

4. Stock-Based Compensation and Incentive Plans

Stock-Based Compensation

The following table illustrates the effect on net income if the fair value based method had been applied to all outstanding and unvested awards during the year ended December 31, 2005.

	Year ended December 31, 2005
Net income, as reported	$3,883
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	18
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(68)
Pro forma net income	$3,833

BlackRock, Inc. 1999 Stock Award and Incentive Plan

Pursuant to the BlackRock, Inc. 1999 Stock Award and Incentive Plan ("Award Plan"), options to purchase BRI class A common stock are granted at an exercise price not less than the market value of BRI common stock on the date of grant. These options have a ten-year life, vest ratably over periods ranging from 2-4 years and become exercisable upon vesting.

As of December 31, 2005, there were 47,500 stock options outstanding with a weighted-average exercise price of $33.77. There were no grants or forfeitures of stock options during 2005.

4. Stock-Based Compensation and Incentive Plans (continued)

Stock options outstanding and exercisable as of December 31, 2005 are as follows:

Exercise Prices (per share)	Outstanding shares under option	Weighted-avg. remaining contractual life (in years)	Outstanding shares Weighted-avg. exercise price (per share)	Exercisable shares under option	Exercisable shares Weighted-avg. exercise price (per share)
$14.00	11,000	3.75	$14.00	11,000	$14.00
$37.36	22,000	6.79	37.36	-	-
$43.31	14,500	4.95	43.31	14,500	43.31
	47,500	5.52	$33.77	25,500	$30.67

Through January 2005, BRI has issued 579 restricted shares of class A common stock to Company employees. These restricted shares vest over periods ranging from three to four years and are expensed on a straight-line method over the vesting period. Expense incurred by the Company related to shares granted to its employees during the year ended December 31, 2005 totaled $8. The number of shares granted to employees of the Company that were vested at December 31, 2005 was 25,500. The Company has not issued any new options or restricted shares since 2003.

BlackRock Inc. Long-Term Retention and Incentive Program

The LTIP permits the grant of deferred compensation awards (the "LTIP Awards"), which were previously subject to the achievement of certain performance hurdles by BRI. Through December 31, 2005, BRI has awarded approximately $1,715 in LTIP Awards to employees of the Company. The LTIP awards include an option to put such distributed shares back to BRI at fair market value.

Under the terms of the LTIP, grants of awards fully vested when BRI's average closing stock price was at least $62 for any 3-month period beginning on or after January 1, 2005 and ending on or prior to March 30, 2007. For the full year 2005, BRI's average closing stock exceeded the $62 threshold. In addition to the stock price threshold, the vesting of awards is contingent on the participants' continued employment with the Company for periods ranging from two to five years. Due to the appreciation of BRI's stock price, BRI's management has determined that full vesting of LTIP awards is probable and the Company recorded $457 of compensation expense during the year, reflecting LTIP awards earned and related payroll taxes payable through December 31, 2005.

4. Stock-Based Compensation and Incentive Plans (continued)

BlackRock Employee Stock Purchase Plan

The terms of the BlackRock Employee Stock Purchase Plan ("ESPP") allow eligible employees to purchase shares of BRI's class A common stock at 85% of the lesser of fair market value on the first or last day of each six-month offering period. Eligible employees may not purchase more than 500 shares of class A common stock in any six-month offering period. In addition, for any calendar year in which the option to purchase shares is outstanding, Section 423 (b)(8) of the Internal Revenue Code restricts an ESPP participant from purchasing more than $25 worth of class A common stock based on its fair market value. The Company uses the fair value method for measuring compensation cost pursuant to SFAS No. 123 and incurred ESPP-related compensation expense of approximately $22 during the year ended December 31, 2005. The estimated number of shares to be issued by BRI to Company employees for the offering period ending February 1, 2006 is approximately 600 based on the current payroll deductions.

Fair Value Disclosures

The fair value of ESPP shares is estimated using the Black-Scholes option-pricing model with the following assumptions for the year ended December 31, 2005: expected dividend yield ranging from 1.42% to 1.50%, expected volatility ranging from 19.46% to 24.24%, a risk-free rate ranging from 2.77% to 3.69% and an expected term of six months. These assumptions are developed by management based upon reviews of third party market data as of the end of the latest offer period. The weighted average fair value of the discount on ESPP shares granted during 2005 was $17.46 per share.

5. Income Taxes

PNC, BRI and BRI's subsidiaries have entered into a tax disaffiliation agreement that sets forth each party's rights and obligations with respect to income tax payments and refunds, and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

For the year ended December 31, 2005, the Company's operations have been included in the consolidated federal income tax return of BRI and its subsidiaries. In certain jurisdictions, BII files separate state and municipal income tax returns, and in other jurisdictions, BII's state and/or municipal income tax returns are consolidated with one or more BRI subsidiaries, or one or more PNC subsidiaries, on a combined or unitary basis. If BII is included in a group's combined or unitary state or municipal income tax filing, its share of the tax liability generally will be based upon an allocation to BII of a percentage of the total liability based upon the Company's level of activity in such state or municipality. The Company's federal income tax liability balance of $512 at December 31, 2005 is included in accounts payable and accrued liabilities in the Statement of Financial Condition.

5. Income Taxes (continued)

The provision for income taxes consists of the following:

	Year ended December 31, 2005
Current:	
Federal	$2,001
State and local	348
Total current	2,349
Deferred:	
Federal	115
State and local	35
Total deferred	150
Total	$2,499

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities, which are included net in other assets in the Statement of Financial Condition, consist of the following:

	Year ended December 31, 2005
Deferred tax assets:	
Compensation	742
Other	204
Gross deferred tax asset	946
Deferred tax liabilities:	
Unrealized gain on investments	247
Goodwill	81
Gross deferred tax liability	328
Net deferred tax asset	$618

5. Income Taxes (continued)

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

	Year ended December 31, 2005	%
Expected income tax expense	$2,234	35.0%
Increase in income taxes resulting from:		
State and local taxes	249	3.9
Other	16	0.3
Income tax expense	$2,499	39.2%

6. Related Party Transactions

The Company receives an asset-based fee from BlackRock Institutional Management Corporation, an indirect wholly-owned subsidiary of BlackRock, Inc., for the marketing and sales of the Funds and related administration services provided to the Funds' shareholders. These fees amounted to $11,365 for the year ended December 31, 2005. Of this amount, $1,008 was included in receivable from affiliates at December 31, 2005.

BlackRock Financial Management, Inc. ("BFM"), an indirect wholly-owned subsidiary of BRI, provides general and administration services to the Company. Charges for such services are based on actual usage or on defined formulas which, in management's view, resulted in reasonable allocations. During the year ended December 31, 2005, the Company incurred charges totaling $219 pursuant to this arrangement.

Payable to affiliates primarily represents current state and local income taxes payable in the amount of $472 and expenses of $294 owed to BFM and $615 owed to BlackRock Advisors, Inc. primarily in connection with estimated income tax payments and payroll expenses made on behalf of the Company at December 31, 2005. These amounts do not bear interest.

The Company received $548 in placement fees for the issuance of certain BlacKRock investment products for the year ended December 31, 2005.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company's ratio of aggregate indebtedness to net capital was .65 to 1, and regulatory net capital of $9,256 was $8,854 in excess of this regulatory requirement.

Supplemental Information

BlackRock Investments, Inc.

Computation of Net Capital for Broker-Dealers
Pursuant to Rule 15c3-1
December 31, 2005
(Dollar amounts in thousands)

Total stockholder's equity	$13,116
Less: disallowed assets	3,658
Net capital before haircuts	9,458
Less haircuts on cash equivalents	202
Net capital	$9,256
Computation of aggregate indebtedness	$6,033
Minimum capital required (the greater of $5 or 6-2/3% of aggregate indebtedness)	$402
Capital in excess of minimum required	$8,854
Ratio of aggregate indebtedness to net capital	.65:1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing on January 26, 2006.

BlackRock Investments, Inc.
Statement Regarding SEC Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplemental Report of Independent Auditors on Internal Control

Deloitte & Touche LLP

Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Supplemental Report of Independent Auditors
on Internal Control

February 27, 2006

To the Board of Directors of
BlackRock Investments, Inc.

In planning and performing our audit of the financial statements of BlackRock Investments, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP